Exhibit 21
ATLAS FINANCIAL HOLDINGS, INC
LIST OF SUBSIDIARIES

Name	State of Jurisdiction/Organization
American Country Insurance Company, Inc.	Illinois
American Service Insurance, Inc.	Illinois
American Insurance Acquisition Inc.	Delaware
Camelot Services, Inc.	Missouri
Gateway Insurance Company	Missouri